FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 28, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 28, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued - 27th April 2005, London and Philadelphia (LSE announcement)

      GlaxoSmithKline and FDA Reach Agreement on Consent Decree regarding
                  Cidra, Puerto Rico, Manufacturing Site

      GSK Expects to Return Paxil CR and Avandamet to Market in Mid-Year

London and Philadelphia (April 27, 2005) - GlaxoSmithKline today announced that it has reached agreement on a Consent Decree with the FDA regarding the Company's Cidra, Puerto Rico, manufacturing site.

The Consent Decree provides for an independent expert to review manufacturing processes at the site for compliance with FDA Good Manufacturing Practice (GMP) requirements. There is further provision for the Company to provide a report to the FDA on any deficiencies identified in this review, setting out a corrective plan and timetable for completion. The Company is fully committed to working cooperatively with the FDA to address any such issues in a timely fashion.

With respect to Paxil CR (paroxetine hydrochloride controlled release) tablets and Avandamet (rosiglitazone maleate / metformin hydrochloride) tablets, distribution of which was halted in March of this year, GSK believes it has identified the source of the manufacturing issues related to both of these products, and has already implemented revisions to those manufacturing processes. The Company is now validating those solutions through a third party.

Based on the terms of the Consent Decree, the Company can continue to manufacture products at the site, and expects to begin re-supplying the US and other markets with both Paxil CR and Avandamet in mid-year.

No financial penalties have been imposed under the Consent Decree. This Consent Decree allows for potential future penalties up to a maximum of $10 million a year if the Company fails to meet the terms of the agreement. The Company is also required to post a $650 million bond to ensure that product previously withheld by the FDA is appropriately destroyed or reconditioned. The Company anticipates meeting all requirements of the Bond within 90 days following entry of the Decree, after which the Bond will be cancelled.

In light of the resolution reached with FDA, the Company confirms that earnings guidance for 2005 is EPS percentage growth (at constant exchange rates) in the low double-digit range on an IFRS basis.

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

S M Bicknell
Company Secretary
27th April 2005

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2004.

Editor's Note:
On February 9th, GSK voluntarily withdrew selected batches of both Paxil CR and Avandamet from the US market, citing manufacturing issues affecting a small number of tablets of both medicines. On March 4th, the Company announced that the FDA had halted distribution of remaining supplies of both medicines in the US. Both the Company and the FDA agreed at the time that the manufacturing issues posed no significant safety issue for patients. Appropriate action followed in countries outside of the US in partnership with local regulatory bodies.

Enquiries:

UK Media enquiries:                       Philip Thomson        (020) 8047 5502
                                          David Mawdsley        (020) 8047 5502
                                          Chris Hunter-Ward     (020) 8047 5502

US Media enquiries:                       Nancy Pekarek         (215) 751 7709
                                          Mary Anne Rhyne       (919) 483 2839
                                          Patricia Seif         (215)  751 7709

European Analyst/Investor enquiries:      Duncan Learmouth      (020) 8047 5540
                                          Anita Kidgell         (020) 8047 5542
                                          Jen Hill              (020) 8047 5543

US Analyst/ Investor enquiries:           Frank Murdolo         (215) 751 7002
                                          Tom Curry             (215) 751 5419